================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  ------------
                                DANA CORPORATION
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    235811106
                                 (CUSIP Number)
                                 ---------------
                                 with copies to:

                                   Ken Maiman
                           Appaloosa Management L.P.,
                                 26 Main Street,
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                                  June 22, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

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
-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH                8    SHARED VOTING POWER
                                11,992,500
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                11,992,500
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,992,500
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------
-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Palomino Fund Ltd.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH                8    SHARED VOTING POWER
                                10,507,500
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                10,507,500
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,507,500
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.00%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Management L.P.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH                8    SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------
-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY
------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH                8    SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
-------------------                                          -------------------
CUSIP No. 235811106                     13D
-------------------                                          -------------------
------ -------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       David A. Tepper
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
  3    SEC USE ONLY
------ -------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       AF
------ -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]
------ -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES           7    SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH                8    SHARED VOTING POWER
                                22,500,000
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                22,500,000
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,500,000
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.98%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
------ -------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement"), relates to the common stock, $1.00 par value per share (the "Common Stock"), of Dana Corporation, a Virginia corporation (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2007, the principal executive offices of the Issuer are located at 4500 Dorr Street, Toledo, Ohio 43615.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by and on behalf of: (i) Appaloosa Investment Limited Partnership I ("AILP"); (ii) Appaloosa Management L.P. ("AMLP"); (iii) Palomino Fund Ltd. ("Palomino"); (iv) Appaloosa Partners Inc. ("API"); and (v) David A. Tepper ("Mr. Tepper"). AILP, AMLP, Palomino, API and Mr. Tepper are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The business address of AMLP is Appaloosa Management L.P., 26 Main Street, Chatham, NJ 07928. The business address of each of AILP, Palomino, API and Mr. Tepper is c/o Appaloosa Management L.P., 26 Main Street, Chatham, NJ 07928.

     (c) AILP is a Delaware limited partnership that is an investment fund. AMLP is a Delaware limited partnership that is the general partner of AILP and acts as investment advisor to Palomino. Palomino is a British Virgin Islands corporation that is an investment fund. API is a Delaware corporation that is the general partner of AMLP. Mr. Tepper is a citizen of the United States and is the sole stockholder and the President of API. Mr. Tepper owns the majority of the limited partnership interests in AMLP.

     The attached Schedule A lists the executive officers and directors of each of AILP, AMLP, API and Palomino and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d) During the past five years, none of the Reporting Persons nor, to the best of any Reporting Persons' knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the best of any Reporting Persons' knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AILP is a Delaware limited partnership. AMLP is a Delaware limited partnership. Palomino is a British Virgin Islands Corporation. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     AMLP, API and Mr. Tepper beneficially own 22,500,000 shares of Common Stock. AILP beneficially owns 11,992,500 shares of Common Stock (the "AILP Shares"), which were acquired with the funds of AILP. Palomino beneficially owns 10,507,500 shares of Common Stock (the "Palomino Shares," and together with the AILP Shares, the "Shares"), which were acquired with the funds of Palomino. The aggregate purchase price of the AILP Shares was $12,819,220. The aggregate purchase price of the Palomino Shares was $11,231,850.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes in March 2006. The acquisition of the Shares was reported in a Schedule 13G filed by the Reporting Persons on March 7, 2006.

     The Reporting Persons understand that the Issuer has begun consideration of a business plan and forecast that might form the basis of a plan to emerge from Chapter 11 and, in connection therewith, has extended confidentiality agreements concerning its non-public information to other persons. Therefore, the Reporting Persons have requested that the Issuer enter into a confidentiality agreement with the Reporting Persons so that the Reporting Persons could obtain information concerning the Issuer to help the Reporting Persons determine, among other things, whether or not the Issuer's equity has value in a reorganization of the Issuer through the Issuer's Chapter 11 bankruptcy proceedings. The Issuer has informed the Reporting Persons that at this time the Issuer is not willing to enter into a confidentiality agreement with the Reporting Persons. The Reporting Persons would welcome the opportunity to engage in a dialogue with the Issuer regarding these issues.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in this Statement, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the issuer's affairs, restructuring or other strategic matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of June 22, 2007.

                            NUMBER OF SHARES    NUMBER OF SHARES
                              BENEFICIALLY        BENEFICIALLY
                                 OWNED               OWNED             AGGREGATE          PERCENTAGE
                            WITH SOLE VOTING   WITH SHARED VOTING   NUMBER OF SHARES      OF CLASS
                            AND DISPOSITIVE      AND DISPOSITIVE      BENEFICIALLY       BENEFICIALLY
NAME                             POWER               POWER              OWNED              OWNED (1)
-------------------------   ----------------   ------------------   ----------------   ----------------
Reporting Persons                          0           22,500,000         22,500,000              14.98
Appaloosa Investment
 Limited Partnership I                     0           11,992,500         11,992,500               7.98
Palomino Fund Ltd.                         0           10,507,500         10,507,500               7.00
Appaloosa Management L.P.                  0           22,500,000         22,500,000              14.98
Appaloosa Partners Inc.                    0           22,500,000         22,500,000              14.98
David A. Tepper                            0           22,500,000         22,500,000              14.98

(1) The percentages of Common Stock indicated in this table are based on there being 150,202,981 shares of Common Stock outstanding as of April 30, 2007, as set forth in the Issuer's Form 10-Q, filed with the Commission on May 10, 2007.

     (c) None of the Reporting Persons has purchased or sold common stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by reference in this Item 6.

     The Reporting Persons may acquire, hold and sell, from time to time, direct and indirect interests in securities of the Issuer other than Common Stock, including debt securities of the Issuer, and the Reporting Persons reserve the right to do so in the future.

     The Reporting Persons are subject to the Interim Order Establishing Notice and Hearing Procedures for Trading in Claims and Equity Securities entered by the United States Bankruptcy Court for the Southern District of New York on March 6, 2006 (the "Interim Order") and the Final Order Establishing Procedures for Trading in Claims and Equity Securities entered by the United States Bankruptcy Court for the Southern District of New York on August 9, 2006 (the "Final Order," and together with the Interim Order, the "Trading Orders"), in each case in the Chapter 11 Cases of Dana Corporation, et al., Case No. 06-10354, and in each case, as modified by agreement with the Issuer and its representatives in such case.

     On June 27, 2006, AMLP was appointed to the Official Committee of Equity Security Holders (the "Equity Committee") of the Issuer by the United States Bankruptcy Court for the Southern District of New York, and thereafter AMLP received nonpublic information concerning the Issuer and its affiliates. On or about February 6, 2007, AMLP resigned from the Equity Committee, and on or about February 9, 2007, the Equity Committee was dissolved. Under the By-Laws of the Equity Committee (the "By-Laws"), for a period of nine months from AMLP's date of resignation from the Equity Committee, AMLP is obligated to continue to comply with the confidentiality provisions of the By-Laws.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is supplemented as follows:

EXHIBIT NO.    DESCRIPTION
-----------    -----------------------------------------------------------------
    1          Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2007


                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                      Its General Partner

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                      Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                      Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President


                                                  /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper

                                   SCHEDULE A

     Executive Officers and Directors of Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., Appaloosa Management L.P. and Appaloosa Partners Inc.

                                       PRESENT PRINCIPAL OCCUPATION OR
NAME                  CITIZENSHIP      EMPLOYMENT                            BUSINESS ADDRESS
David A. Tepper       United States    President, Appaloosa Partners Inc.;   c/o Appaloosa Management L.P.,
                                       Director, Palomino Fund, Ltd.         26 Main Street, Chatham, NJ  07928
James Bolin(1)        United States    Vice President and Secretary,         c/o Appaloosa Management L.P.,
                                       Appaloosa Partners Inc.               26 Main Street, Chatham, NJ  07928
Lawrence O'Friel(1)   United States    Treasurer, Appaloosa Partners Inc.    c/o Appaloosa Management L.P.,
                                                                             26 Main Street, Chatham, NJ  07928
Ernest Morrison(1)    United States    Partner of the law firm Cox Hallett   Milner House, 18 Parliament Street,
                                       Wilkinson; Director, Palomino Fund.   Hamilton, Bermuda
                                       Ltd.
Graham Cook(1)        United States    Managing Director of TMF (BVI)        Mill Mall P.O. Box 964, Road Town,
                                       Limited; Managing Director of Bison   Tortola, British Virgin Islands
                                       Financial Services Limited;
                                       Director, Palomino Fund, Ltd.

(1) Such persons disclaim beneficial ownership of any of the securities covered by this Statement.